As filed with the Securities and Exchange Commission on January 19, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Amplify Snack Brands, Inc.

(Name of Subject Company (Issuer))

Alphabet Merger Sub Inc.

A wholly owned subsidiary of

The Hershey Company

(Names of Filing Persons (Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03211L102

(CUSIP Number of Class of Securities)

Leslie M. Turner

Senior Vice President, General Counsel and Secretary

The Hershey Company

100 Crystal A Drive

Hershey, PA 17033

Tel: (717) 534-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Martha E. McGarry

Thomas W. Greenberg

Maxim O. Mayer-Cesiano

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$945,150,311	$117,671

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of (i) 75,468,620 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Amplify Snack Brands, Inc. (excluding restricted shares which are addressed in clause (iii)) multiplied by $12.00, (ii) 2,428,849 Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $4.38 (which is $12.00 minus the weighted average exercise price for such options of $7.62 per Share) and (iii) 2,407,376 Shares issuable pursuant to outstanding restricted stock units and restricted stock awards that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $12.00. The calculation of the filing fee is based on information provided by Amplify Snack Brands, Inc. as of December 15, 2017, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $117,671	Filing Party:	Alphabet Merger Sub Inc. and The Hershey Company
Form or Registration No.: Schedule TO	Date Filed:	January 2, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by Alphabet Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of The Hershey Company, a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on January 2, 2018. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of  common stock, par value $0.0001 per share (the “Shares”), of Amplify Snack Brands, Inc., a Delaware corporation (the “Company”), at a price per Share of  $12.00 (such price as it may be amended from time to time in accordance with the Merger Agreement, the “Offer Price”), net to the seller in cash, without any interest, but subject to and reduced by any required withholding of taxes upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 2, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Purchaser and Parent. Unless otherwise indicated, references to sections in this Amendment are references to sections of the Offer to Purchase.

Amendment to the Offer to Purchase

Items 1 through 11.

(1) The information set forth in the Offer to Purchase under “The Offer—Section 10—Background of the Offer; Contacts with the Company” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by replacing the first paragraph on page 23 of the Offer to Purchase, under the subsection titled “Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and the Company,” with the following:

“The information set forth below regarding the Company was provided by the Company. The following contains a description of material contacts between representatives of Parent and representatives of the Company that resulted in the execution of the Merger Agreement. For a review of the Company’s activities relating to these material contacts, please refer to the Company’s Schedule 14D-9.”

(2) The information set forth in the Offer to Purchase under “The Offer—Section 10—Background of the Offer; Contacts with the Company” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by replacing the final paragraph beginning on page 25 of the Offer to Purchase, under the subsection titled “Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and the Company,” with the following:

“On December 11, 2017, Parent’s outside legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), provided Parent’s initial comments on the draft merger agreement and a proposed draft of a form of support agreement to the Company’s outside legal counsel, Goodwin Procter LLP (“Goodwin”). From December 13 through December 17, 2017, representatives of Goodwin and Skadden exchanged drafts and participated in discussions regarding the terms of the merger agreement, the form of support agreement and related agreements. The key issues negotiated in the draft merger agreement, the form of support agreement and related agreements included the scope of the representations and warranties in the merger agreement, the rights of the parties to terminate the merger agreement and related remedies, the terms under which the Company or the stockholders party to the support agreements, as applicable, would be permitted to respond to unsolicited proposals, and the amount of and conditions to payment by the Company of a termination fee.”

(3) The information set forth in the Offer to Purchase under “The Offer—Section 10—Background of the Offer; Contacts with the Company” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by replacing the fourth, fifth and sixth full paragraphs on page 26 of the Offer to Purchase, under the subsection titled “Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and the Company,” with the following:

“In the evening of December 14, 2017, Goodwin provided revised drafts of the merger agreement and the form of support agreement to Skadden.

On December 15, 2017, Skadden and Goodwin had a call on which Skadden and Goodwin agreed to several changes to the merger agreement and agreed to the form of support agreement.

Later on December 15, 2017, Skadden provided revised drafts of the merger agreement and the form of support agreement to Goodwin reflecting the changes agreed to on the call and certain additional limited changes.”

(4) The information set forth in the Offer to Purchase under “The Offer—Section 10—Background of the Offer; Contacts with the Company” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by replacing the first paragraph on page 27 of the Offer to Purchase, under the subsection titled “Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and the Company,” with the following:

“Additionally, on December 16, 2017, Skadden provided a final version of the merger agreement to Goodwin that substantially accepted the terms proposed by the Company in the prior draft and a final version of the form of support agreement that was agreed upon by Skadden and Goodwin on December 15, 2017.”

(5) The information set forth in the Offer to Purchase under “The Offer—Section 10—Background of the Offer; Contacts with the Company” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following sentence to the end of the third paragraph on page 27 of the Offer to Purchase, under the subsection titled “Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and the Company”:

“Goodwin coordinated the execution of the Support Agreements by all of the stockholders party thereto.”

(6) The information set forth in the Offer to Purchase under “The Offer—Section 12—Source and Amount of Funds” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by replacing the first sentence of the final paragraph beginning on page 44 of the Offer to Purchase with the following:

“Parent and Purchaser estimate that Purchaser will need up to approximately $1.6 billion to purchase all of the Shares pursuant to the Offer and the Merger Agreement, to consummate the Merger (including payments for options, restricted stock awards and any other payments referred to in the Merger Agreement) pursuant to the Merger Agreement, to refinance the Company’s indebtedness and to pay related fees and expenses, which Parent plans to finance using cash on hand, including proceeds from the issuance of commercial paper (discussed below). Parent has also entered into the 364 Day Credit Agreement (discussed below) to backstop any future refinancing of the commercial paper.”

(7) The information set forth in the Offer to Purchase under “The Offer—Section 12—Source and Amount of Funds” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following subsections at the end of Section 12:

“Commercial Paper. Between January 8, 2018 and January 10, 2018, Parent issued and sold commercial paper to Citibank, N.A. and Bank of America, N.A. in an aggregate principal amount of $1.5 billion. The commercial paper represents short-term, unsecured promissory notes of Parent, which have a weighted average interest rate of approximately 1.58% and a weighted average maturity of 55 days from issuance.

364 Day Credit Agreement. On January 8, 2018, Parent entered into a 364 Day Credit Agreement (the “364 Day Credit Agreement”) with Citibank, N.A., as lender and administrative agent, and Bank of America, N.A. and Royal Bank of Canada as lenders, pursuant to which Parent may borrow up to $1.5 billion on an unsecured, revolving basis. Funds borrowed may be used for general corporate purposes, including as a commercial paper backstop and for acquisitions. Advances other than competitive bid advances may be repaid without penalty at any time prior to the last day of the 364 Day Credit Agreement. Competitive bid advances cannot be prepaid and must be paid at maturity.

The 364 Day Credit Agreement contains a financial covenant whereby the ratio of (a) pre-tax income from continuing operations for the most recent four fiscal quarters to (b) consolidated interest expense for the most recent four fiscal quarters may not be less than 2.0 to 1.0 at the end of each fiscal quarter. The 364 Day Credit Agreement contains customary representations and warranties, covenants and events of default. Payment of outstanding advances may be accelerated, at the option of the lenders holding a majority of the commitments, should Parent default in its obligations under the 364 Day Credit Agreement. Parent may in the future refinance the 364 Day Credit Agreement and any outstanding commercial paper using proceeds from notes that it may issue.

The foregoing is not a complete description of the 364 Day Credit Agreement and is qualified in its entirety by reference to the full text of the 364 Day Credit Agreement, which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 9, 2018 and is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(b)	364 Day Credit Agreement, dated as of January 8, 2018, among Parent, Citibank, N.A., Bank of America, N.A. and Royal Bank of Canada (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 9, 2018)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2018

THE HERSHEY COMPANY

By:	/s/ Patricia Little
	Name:	Patricia Little
	Title:	Senior Vice President, Chief Financial Officer

ALPHABET MERGER SUB INC.

By:	/s/ Bjork Hupfeld
	Name:	Bjork Hupfeld
	Title:	Treasurer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 2, 2018*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form*

(a)(1)(G)	Summary Advertisement, published January 2, 2018 in The Wall Street Journal*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release of Parent and the Company, dated December 18, 2017 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 18, 2017)*

(a)(5)(B)	Investor Presentation, dated December 18, 2017 (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on December 18, 2017)*

(a)(5)(C)	Letter Sent to Parent Employees on December 18, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on December 19, 2017)*

(a)(5)(D)	Conference Call Transcript, dated December 18, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on December 19, 2017)*

(b)	364 Day Credit Agreement, dated as of January 8, 2018, among Parent, Citibank, N.A., Bank of America, N.A. and Royal Bank of Canada (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 9, 2018)*

(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2017, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 18, 2017)*

(d)(2)	Form of Support Agreement (incorporated by reference to the Statement on Schedule 13D filed by Parent with the Securities and Exchange Commission on December 27, 2017)*

(d)(3)	Confidentiality Agreement, dated as of January 23, 2017, between the Company and The Hershey Company (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on January 2, 2018)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.